

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

July 12, 2007
Date of report (Date of earliest event reported)

Petroleum Development Corporation
Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other Jurisdiction of Incorporation	*Commission File Number*	*IRS Employer Identification Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On July 12, 2007, Petroleum Development Corporation announced that Chairman and CEO Steven Williams has set a retirement date for the end of 2008. The independent members of the Board of Directors have commenced a formal succession plan.

A copy of the associated Press Release is attached herein as Exhibit 99.1.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

                    PRESS RELEASE: Petroleum Development Corporation CEO Steven Williams Sets Retirement Date; Succession Process Underway

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: July 12, 2007

By: /s/ Richard W. McCullough
         Richard W. McCullough
         Chief Financial Officer



NEWS *FROM*

Petroleum Development Corporation

FOR IMMEDIATE RELEASE: July 12, 2007
CONTACT: Celesta Miracle - (304) 842-3597 http://www.petd.com

Petroleum Development Corporation CEO Steven Williams
Sets Retirement Date; Succession Process Underway

BRIDGEPORT, WV, July 12, 2007 – The Board of Directors of Petroleum Development Corporation (NASDAQ/GSM: PETD) (PDC) today announced that Chairman and CEO Steven R. Williams has set a retirement date for the end of 2008. Williams has led the development and growth of PDC since he became its president in 1983.

"It is with mixed emotion that I plan my retirement from PDC as I have spent the past 24 years with many of the people, partners and investors who have been so integral to the growth of our evolving energy business," said Steven R. Williams, Chairman and CEO. "With our strategy for continued development in place and excellent prospects for growth, the timing is right for me to prepare for my replacement and for the next chapter in my life," added Williams.

Commenting on Mr. Williams' planned retirement from PDC, Jeffrey C. Swoveland, the Presiding Independent Director of the Company, said, "During the time Steve Williams has been PDC's CEO, the Company has seen a period of dramatic growth in scope, scale and share value. His decision to retire by the end of 2008 is being honored by our Board of Directors and will enable an orderly succession process to proceed in the months ahead. We are appreciative of Steve's many contributions to PDC's development and for the opportunity to plan his succession," added Swoveland.

A formal succession process for PDC's next CEO has commenced and will be managed by the Company's independent directors. Since this is a planned succession, there are no changes in management responsibilities or to the Company's on-going strategic efforts.

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. The Company operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. During the third quarter of 2004, the Company was added to the S&P SmallCap 600 Index. Additionally, PDC was added to the Russell 3000 Index of companies in 2003.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although PDC believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in federal or state tax policy, changes in local or national economic conditions and other risks detailed from time to time in the Company's reports filed with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.

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120 Genesis Boulevard • PO Box 26 • Bridgeport, West Virginia • Phone: (304) 842-3597